MENTOR FUNDS
                                901 East Byrd Street
                              Richmond, Virginia 23211


                                         May 10, 1999


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

        Re: Mentor Funds (File Nos. 33-45315; 811-6550)

Ladies and Gentlemen:

        Mentor Funds (the "Trust") hereby applies, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 23 to the Trust's Registration Statement on
Form N-1A, filed with the Commission on March 5, 1999 ("Amendment No. 23").
The Trust is applying for such withdrawal in light of the determination of the Trust not to make a public offering at this time of a new series of the Trust (Mentor Value Portfolio) that was the subject of the disclosure in Amendment
 No. 23.


                                            Very truly yours,


                                            /s/ Paul F. Costello
                                            Paul F. Costello
                                            President